

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Jesse Correll
Chief Executive Officer
UTG, Inc.
205 North Depot Street
Stanford, KY 40484

> **Re: UTG, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 20, 2020**
> **Form 10-Q for Quarterly Period Ended September 30, 2020**
> **Filed November 13, 2020**
> **File No. 000-16867**

Dear Mr. Correll:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance